Filed by FirstEnergy Corp. Pursuant to
                           Rule 425 under the Securities Act of 1933
                           and deemed filed pursuant to Rule 14a-12
                           of the Securities Exchange Act of 1934
                           Commission File No.:  333-21011
                           Subject Company:  FirstEnergy Corp.


employee update
Special Edition Aug9 `00 Vol 4.18


GPU to join FirstEnergy

Dear Fellow Employee:
     We have started a new chapter for our Company with the announcement that we have entered into a merger agreement with Morristown, New Jersey-based GPU, Inc. FirstEnergy, which will acquire all of the common stock of GPU, will remain headquartered in Akron. Our combination will add GPU Energy, which serves electric customers in Pennsylvania and New Jersey, to our family of companies.
     This merger, which we hope to complete by mid-2001, will create a stronger enterprise with greater resources for providing more value to our customers and shareholders and improved career opportunities for employees. I will serve as vice chairman and remain chief executive officer. I also will head a merger integration team that will soon be formed. Fred D. Hafer, 59, GPU's chairman, president and chief executive officer, will serve as chairman until he retires at age 62. Here are other key facts about the merger:
- By joining forces, we'll become the sixth largest investor-owned electric system in the nation, based on customers served.
- We'll double our electric utility customer base in the region, serving 4.3 million customers within 37,200 square miles of Ohio, Pennsylvania and New Jersey - comprising a wider, more diverse service area that stretches from the Indiana border to the East Coast.
- We'll double the market for our electric generation, natural gas, telecommunications and mechanical contracting and construction resources.
- Our combined mechanical contracting and construction business will be the nation's fourth largest, with approximately $1 billion in annual revenues and 3,800 employees.
- We anticipate our combination will produce a number of other benefits, including: cost savings from the combination of operations; more efficient use of our generation assets; more opportunities to increase revenues; and lower needs for new capital.
     I know you have many questions regarding the merger. Employee meetings will be held soon. In the meantime, this special edition of Employee Update should help answer many of your questions. The Company's internal Web site also will provide information on merger developments. And, we have a special merger question line. Just dial 825/3773 in the General Office and record your questions. You do not have to give your name. We will answer the most-asked questions in future editions of Employee Update.
     Providing customers with high-quality service at competitive prices will take talented employees who will have more opportunities to assume greater responsibilities and advance in our enterprise. Through this merger, we will make a better future for ourselves in the energy industry. Thank you for your continued support.

Sincerely,
Pete Burg

Q&A

Q: Which company is acquiring the other?
A: FirstEnergy is acquiring GPU's common stock.
Q: Why was the merger proposed?
A: Our combination will add near-term and long-term value to shareholders and customers, and improve career opportunities for employees that would not otherwise be possible. It's a strong strategic fit - helping us achieve our vision of being the premier energy and related services provider in our targeted 13-state region of the northeastern quadrant of the nation; joining our contiguous transmission and distribution networks; and doubling our customer base, which will provide a natural market for our electricity, natural gas, facilities services and telecommunications resources. And, with the earnings growth and cost reductions we expect from our combination, the merger will help us better meet the competitive and business challenges our Company faces.
Q: How will employees benefit from the merger?
A: After the merger, the Company will still be named FirstEnergy Corp. We'll need talented employees to provide customers with high-quality electric service and other related services at competitive prices and to enhance the value of our shareholders' investments. Over the long term, that means improved career opportunities and added responsibilities for more employees than would have been possible if our companies remained separate.
Q: How will the merger benefit shareholders?
A: Shareholders will benefit from owning a larger company with more resources to meet the challenges of a changing electric utility industry. The merger is expected to be accretive to earnings and cash flow immediately upon its completion, and should enhance earnings growth potential. The merger also should improve the long-term value of their investment because it will better enable the companies to reduce costs, lower debt, maximize operating efficiencies, and increase sales in their contiguous service areas.
Q: Will shareholders vote on the merger?
A: Yes. The merger will require, among other things, a positive vote representing a majority of the shares outstanding for FirstEnergy and a majority of GPU votes cast for shares of common stock. FirstEnergy has
228.6 million shares of common stock outstanding and GPU has 122.9 million. The companies' articles of incorporation determine the approval requirements. We expect to begin soliciting proxies before the end of the year. Employees who own stock through their 401(k) plans also will have the opportunity to vote on the merger.
Q: How will the merger affect dividends?
A: Until the merger has been completed, it's expected that FirstEnergy shareholders will continue receiving an annual dividend of $1.50 per share, and GPU shareholders will continue receiving an annual dividend of $2.18 per share. After the merger, the Board of Directors will determine the dividend, but it is expected that initially it will be the same as FirstEnergy's current annual dividend of $1.50 per share. The companies understand the importance of providing shareholders with consistent dividend payments and long-term growth in the value of their investment.
Q: Will Three Mile Island be a liability for FirstEnergy in the future?
A: GPU sold Unit 1 of the Three Mile Island nuclear plant to AmeriGen Energy Company in December 1999. Decommissioning for Unit 2, which is owned by GPU, has been fully funded and provided for in advance of the transaction with FirstEnergy. This unit is permanently shut down and defueled. It is expected to be decommissioned when its license expires in 2014.
Q: What is the value of the merger?
A: Based on the closing price of FirstEnergy's common stock on August 4, the combined company would have an equity value of $8.5 billion.
Q: Will the merger produce any savings?
A: The companies expect the merger to produce savings by eliminating duplicative activities, improved operating efficiencies, improved generation efficiency and the combination of our work forces. Our review of such savings has not been finalized.
Q: Who will run FirstEnergy after completion of the transaction?
A: Pete Burg, our chairman and CEO, will remain CEO and become vice chairman. Fred D. Hafer, 59, GPU's chairman, president and CEO, will become chairman until his retirement at age 62. Pete also will head up the merger integration team. No other officers or employees have been named.
Q: How will the new company be structured?
A: In addition to our subsidiaries, FirstEnergy will own GPU Energy, which serves electricity customers in Pennsylvania and New Jersey. FirstEnergy will remain headquartered in Akron, and some corporate functions may remain in New Jersey. The electric utility operating companies' principal offices will remain at their current locations.
Q: Will each electric utility operating company keep its own work force?
A: Yes. The electric utility operating companies and their employees will continue to provide service to customers.
Q: How will this affect labor agreements?
A: All employee contracts, including labor agreements, will be honored.
Q: How many customers and employees do the companies have?
A: FirstEnergy has approximately 2.2 million electric utility customers and about 9,800 utility employees and a total of 13,300 employees. Having sold its power plants, GPU has 2.1 million electric customers and approximately 4,900 utility employees in the U.S., as well as 2.7 million customers and approximately 4,700 employees, primarily in the United Kingdom, Argentina and Australia.
Q: What happens to 401(k) plans, incentive compensation plans, pension plans and other benefits?
A: Current benefits and compensation plans will remain in place. A merger integration team will review compensation programs to ensure that our benefits going forward are commensurate with those needed to attract and keep the best employees in a company as large as FirstEnergy will be.
Q: How will the companies operate during this period?
A: Until the merger is complete, the companies will operate independently. A merger integration team with representatives from both companies will be established soon to evaluate how best to organize and operate following the merger and to identify opportunities that may be available before the merger is completed.
Q: How will FirstEnergy's Board of Directors be structured?
A: After completing the merger, the Board of Directors of FirstEnergy will be made up of 10 members from FirstEnergy's Board and 6 members from GPU's.
Q: What regulatory approvals are needed to complete the transaction?
A: The transaction is conditioned, among other things, upon the approval of each company's shareholders and various regulatory agencies, including the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Federal Communications Commission, and the Securities and Exchange Commission (SEC), as well as any approvals in Ohio, Pennsylvania, and New Jersey that may be needed to complete the merger. FirstEnergy intends to register as a holding company with the SEC under the Public Utility Holding Company Act of 1935. The companies expect the merger can be completed within 12 months.

Other merger highlights

Merger agreement

-  FirstEnergy will become a registered utility holding company.
- U.S. electric utility operating units will be Ohio Edison, The Illuminating Company, Toledo Edison, Penn Power, and GPU Energy.
- Corporate headquarters will remain in Akron, and the operating companies will retain their names and their principal offices will remain at their current locations.
- The Board of Directors will include 10 members of FirstEnergy and 6 from GPU.
- FirstEnergy shareholders retain their common stock; GPU shareholders receive the equivalent of $36.50 for each share they own, payable in cash or FirstEnergy stock.

Merger benefits

- Larger enterprise with more resources to enhance near-term and long-term value to shareholders, provide better service at competitive prices to customers, continue the companies' strong traditions of financial and volunteer support to communities, and offer better career opportunities for employees than if the companies remained separate.
-  Contiguous transmission and distribution networks.
- Synergies from joining operations and sharing of employee skills and the best practices.
-  More diverse customer base.

New FirstEnergy statistics

- Nation's sixth largest investor-owned electric system, based on customers served.
- 14,700 employees serving 4.3 million electric customers within 37,200 square miles of Ohio, Pennsylvania, and New Jersey.
- State and local tax payments of $1.2 billion and 14,700 employees in the region will make FirstEnergy one of each state's largest taxpayers and employers.
- $12.0 billion in annual revenues, $38.6 billion in assets, 12,567 megawatts of generating capacity, and 103 transmission interconnections with 14 electric systems in the region.

Profile: GPU's Fred D. Hafer

     Fred D. Hafer is chairman, president and chief executive officer of GPU, Inc., a registered electric utility holding company headquartered in Morristown, New Jersey.
     In 1996 Mr. Hafer was elected president and Chief Operating Officer of GPU, Inc., and in 1997 he was elected chairman, president and CEO. Preceding these appointments, he held the positions of president for Met-Ed/Penelec and Met-Ed, being named to those offices in 1994 and 1986, respectively. Under Mr. Hafer's leadership, the companies were combined as part of GPU's restructuring.
     Mr. Hafer joined the GPU system in 1962 as an engineering trainee. In 1970 he was named treasurer, and in 1977 he was appointed vice president of rate case management for GPU Service, Inc. In that capacity he directed all federal and state regulatory activities for Met-Ed, Penelec and Jersey Central Power & Light.
     Mr. Hafer and his wife Martha have three sons.

GPU corporate profile

     GPU develops, owns and operates transmission and distribution facilities globally, serving more than six million customers around the world.
     GPU's largest subsidiary comprises Jersey Central Power and Light (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec) currently doing business as GPU Energy. These operating companies have been supplying electricity to residents in New Jersey and Pennsylvania for more than a century. Today, GPU Energy annually provides approximately 44 billion kilowatt-hours of electricity to more than 2 million customers in half the land areas of both states.
     Midlands Electricity plc. (MEB) serves 2.2 million customers in central England in an area covering more than 8,000 square miles. The company's annual sales exceed 25 billion kilowatt-hours of electricity.
     GPU GasNet encompasses 1,105 miles of gas transmission pipeline and consists of two separate networks, the Principal System and the Western System. Both Systems supply all of the natural gas consumed in the Australian state of Victoria, including the state's capital - Melbourne GPU GasNet's transmission network serves gas utility providers, serving approximately 1.3 million residential consumers and nearly 40,000 industrial and commercial customers.
     GPU Emdersa owns three electric distribution companies - Edesa, Edelar and Edesal, located in northwest Argentina. The three companies serve approximately 350,000 customers throughout a service territory of approximately 124,000 square miles.
     GPU International (GPUI) is a global generation company that acquires, develops and manages electric generation businesses. The GPUI portfolio includes assets with long-term contracts for the output of its generation. The company has 22 plants in production or development, with a capacity of nearly 7,000 megawatts, located in Bolivia, Colombia, Pakistan, Philippines, Turkey, United Kingdom and the United States. GPUI also provides operation and maintenance services to new and existing generation facilities, and it pursues an aggressive strategy of process improvement to provide cost-effective energy supplies to its customers.
     GPU Service provides strategic leadership and corporate governance for the corporation. Strategic Initiatives, under the umbrella of GPU Service, identifies, evaluates and initiates new business opportunities for GPU through the introduction of new business, joint ventures, and acquisitions in unregulated business sectors. Strategic Initiatives is an important link to efficiency and growth for GPU. In corporate governance, the Service group supports the financial, investor relations, accounting, communications, legal and other corporate services for GPU, Inc. and system companies.
     GPU Advanced Resources, a non-regulated subsidiary of GPU, was formed to provide energy and related services to retail customers. The mission of GPU/AR is to work within deregulated environments to produce significant savings for energy choice customers without compromising service.
GPU Telcom: GPU Telcom Services is a Telecommunications Infrastructure Development and Management Company.
GPU Solar was formed in 1997 to pursue the rapidly growing market for grid-connected solar electric power systems. GPU Solar is focusing on developing 50-kilowatt to 200-kilowatt power plants.

[Map of Ohio, Pennsylvania and New Jersey]


FirstEnergy and GPU: Facts At A Glance


Period Ended June 30, 2000  FirstEnergy     GPU           New FirstEnergy
U.S. Customers              2.2 million      2.1 million      4.3 million
International Customers               0      2.7 million      2.7 million
   Total Customers          2.2 million      4.8 million      7.0 million
U.S. Electric Utility
 Employees                        9,800            4,900           14,700
U.S. Non-Electric Utility
 Employees                        3,500             400*            3,900
International Employees               0            4,664            4,664
   Total Employees               13,300           10,830           24,130
U.S. Service Area
 (Square Miles)                  13,200           24,000           37,200
U.S. Generating
 Capacity (MW)                   12,071     496 (equity)           12,567
International Generating
 Capacity                             0   1,557 (equity)            1,557
   Total Capacity                12,071   2,053 (equity)           14,124
U.S. Peak Load (MW)              12,713            9,816           22,529
U.S. Capacity Factor              66.7%              N/A
U.S. Transmission Line
 Miles                            8,752            6,000           14,752
U.S. Transmission
 Interconnections                    37               66              103
U.S. Distribution Line
 Miles                           55,932           62,000          117,932
U.S. Transmission
 Substations                        122              102              224
U.S. Distribution
 Substations                        628              942            1,570

Financial Highlights
12 Months Ended
 June 30, 2000

Revenues                   $6.7 billion     $5.3 billion    $12.0 billion
Net Income                 $582 million   $431 million**
Earnings Per Share                $2.58          $3.52**
Current Annual Dividends
 Per Share                        $1.50            $2.18
Common Shares Outstanding 228.6 million    122.9 million
Capital Expenditures       $717 million     $541 million     $1.3 billion
U.S. Kilowatt-hours
 Sold                      70.8 billion     45.3 billion    116.1 billion

Financial Highlights
At June 30, 2000

Total Assets              $18.1 billion    $20.5 billion    $38.6 billion
Total Common Equity        $4.6 billion     $3.2 billion
Book Value Per Share             $20.67           $26.99
Closing Price (8/4/00)           $26.94           $28.06

*  Approximate figure excludes contract union employees
**Normalized




Merger question line

Employees with questions regarding the merger are encouraged to call our special merger question line: 825/3773 or (330) 384-3773. You do not have to give your name. Your question will be recorded, and we will answer the most-asked questions in future editions of Employee Update.


Employee Update is published for employees of FirstEnergy and its operating companies and subsidiaries by the Communications Department. Send story ideas to Ellen Donnachie, editor, through e-mail, donnachiee@firstenergycorp.com, or call Ellen at 825/5241, or 330-384-5241.



Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
     This publication contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It
     In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the SEC's Web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's _filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962, Telephone: 1-973-401-8720.
     FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.
     GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, Robert Pokelwaldt, John M. Pietruski, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.